# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unity Software Inc., CIK 0001810806
CUSIP: 913320101
Title of class of securities: Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 116 New Montgomery Street, San Francisco, California (CA), 94105-3607
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001607841

## Reporting persons
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 29,973,648; sole dispositive power 0; shared dispositive power 29,973,648; aggregate amount beneficially owned 29,973,648 (6.9% of the class)
  Comment: 29,973,648 shares, of which 28,746,492 shares are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027.
  
  Based on a total of 432,987,611 shares of Common Stock outstanding as of January 30, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2026.
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,173,556; sole dispositive power 0; shared dispositive power 3,173,556; aggregate amount beneficially owned 3,173,556 (0.7% of the class)
  Comment: Based on a total of 432,987,611 shares of Common Stock outstanding as of January 30, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2026.
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 33,147,204; sole dispositive power 0; shared dispositive power 33,147,204; aggregate amount beneficially owned 33,147,204 (7.6% of the class)
  Comment: 33,147,204 shares, of which 3,173,556 shares are directly owned by SCFP and 29,973,648 shares, of which 28,746,492 are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
  
  Based on a total of 432,987,611 shares of Common Stock outstanding as of January 30, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2026.
- SC US (TTGP), LTD. ("SC US (TTGP)"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 33,147,204; sole dispositive power 0; shared dispositive power 33,147,204; aggregate amount beneficially owned 33,147,204 (7.6% of the class)
  Comment: 33,147,204 shares, of which 3,173,556 shares are directly owned by SCFP and 29,973,648 shares, of which 28,746,492 are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. SC US (TTGP) is the General Partner of SEQUOIA CAPITAL FUND MANAGEMENT.
  
  Based on a total of 432,987,611 shares of Common Stock outstanding as of January 30, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2026.

## Item 1. Issuer
Name of issuer: Unity Software Inc.
Address of issuer's principal executive offices: 116 New Montgomery Street, San Francisco, California, 94105-3607

## Item 2. Person Filing
Name of person filing:
Sequoia Capital Fund, L.P.
Sequoia Capital Fund Parallel, LLC
Sequoia Capital Fund Management, L.P.
SC US (TTGP), Ltd.

The General Partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. SC US (TTGP) is the general partner of SEQUOIA CAPITAL FUND MANAGEMENT.
Address of principal business office or, if none, residence:
2800 Sand Hill Road, Suite 101
Menlo Park, CA 94025
Citizenship: SCF, SEQUOIA CAPITAL FUND MANAGEMENT, SC US (TTGP): Cayman Islands; SCFP: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 33,147,204 shares, of which 3,173,556 shares are directly owned by SCFP and 29,973,648 shares, of which 28,746,492 are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. SC US (TTGP) is the General Partner of SEQUOIA CAPITAL FUND MANAGEMENT.
Percent of class: 7.6%. Based on a total of 432,987,611 shares of Common Stock outstanding as of January 30, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
SCF: 29,973,648 shares, of which 28,746,492 shares are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027.
SCFP: 3,173,556
SEQUOIA CAPITAL FUND MANAGEMENT: 33,147,204 shares, of which 3,173,556 shares are directly owned by SCFP and 29,973,648 shares, of which 28,746,492 are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
SC US (TTGP): 33,147,204 shares, of which 3,173,556 shares are directly owned by SCFP and 29,973,648 shares, of which 28,746,492 are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. SC US (TTGP) is the General Partner of SEQUOIA CAPITAL FUND MANAGEMENT.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
SCF: 29,973,648 shares, of which 28,746,492 shares are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027.
SCFP: 3,173,556
SEQUOIA CAPITAL FUND MANAGEMENT: 33,147,204 shares, of which 3,173,556 shares are directly owned by SCFP and 29,973,648 shares, of which 28,746,492 are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.
SC US (TTGP): 33,147,204 shares, of which 3,173,556 shares are directly owned by SCFP and 29,973,648 shares, of which 28,746,492 are Common Stock and 1,227,156 are shares of Common Stock issuable on conversion of the Issuer's 2.0% Convertible Senior Notes due 2027, are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP. SC US (TTGP) is the General Partner of SEQUOIA CAPITAL FUND MANAGEMENT.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SEQUOIA CAPITAL FUND, L.P. ("SCF"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (02/13/2026)
- SEQUOIA CAPITAL FUND PARALLEL, LLC ("SCFP"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (02/13/2026)
- SEQUOIA CAPITAL FUND MANAGEMENT, L.P. ("SEQUOIA CAPITAL FUND MANAGEMENT"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (02/13/2026)
- SC US (TTGP), LTD. ("SC US (TTGP)"): /s/ Jung Yeon Son, Jung Yeon Son, Authorized Signatory (02/13/2026)